News
Release

NORTHGATE MINERALS CORPORATION
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateminerals.com

NORTHGATE ANNOUNCES MAJOR INCREASE IN GOLD RESOURCES
AT YOUNG-DAVIDSON

VANCOUVER, December 18, 2006 - Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) is pleased to report the results of a new mineral resource estimate at its Young-Davidson property near Matachewan, Ontario. The estimate combines the results to date for the 2006 drill program with the historic drilling data.

New Indicated and Inferred Resources have been determined for the three zones that have been the focus of this year's drill program, namely the Lower Boundary Zone (LBZ), Lucky Zone and Lower Young-Davidson Zone (LYD). Resource estimates for the Upper Boundary Zone (UBZ) and the Open Pit which were outlined in a previous NI 43-101 technical report were left unchanged at this time because very little drilling was completed in these areas during 2006.

Highlights

  Total Measured and Indicated gold resources have increased to 1,063,060 ounces including Indicated resources of 599,100 ounces underground.

  Total Inferred gold ounces have increased slightly to 1,071,270 ounces

  Drill hole YD-06-27 (previously unreported) targeting an area 300 metres below the Lucky Zone and between the LBZ and LYD zones intersected a new zone assaying 7.06 g/t gold over 18.3 metres core length. Interestingly, this intersection occurs in an entirely different rock type (sediments as opposed to normal syenite host) and correlates with previous lower-grade intersections above it.

Ken Stowe, President and Chief Executive Officer, stated, "I am very pleased that after only ten months of drilling, we are already two thirds of the way towards our goal of doubling the underground resource base at Young-Davidson. With another 50,000 metres of surface based exploration drilling scheduled for 2007, I am confident that we will surpass our initial resource goal well before we begin underground definition drilling in late 2007. Our 2006 exploration program has clearly demonstrated that the Young-Davidson property contains at least one multi-million ounce mineralized system which has not yet been limited at depth or along strike (east or west). In addition, the program has shown that gold on the property is present in several different types of host rocks, increasing the exploration potential of other areas within Northgate's large Young-Davidson claim package"

OVERVIEW OF YOUNG-DAVIDSON EXPLORATION AREA

Gold mineralization on the Young-Davidson property is present primarily in an intrusive syenite host rock dipping at approximately 70 degrees to the south. Figure 1, shown below, presents previously reported underground resource areas (Micon 2004 report, red shaded areas) and new resources (light yellow shaded areas) that are reported herein, which are largely defined by 2006 drilling. Historic mine workings and simplified geology along with the pierce points for the holes drilled so far this year are also shown. Elevations in the longitudinal section are based on an artificial mine grid where the surface is defined as 8,000 feet.

Figure 1: Young-Davidson Property (Vertical, North Looking, Longitudinal Section)

1000 E
2000 E
3000 E
4000 E
5000 E
6000 E
7000 E
8000 L
No. 1 Shaft
No. 3 Shaft
8000 L
Upper Boundary Zone
7000 L
7000 L
6000 L
6000 L
Lucky Zone
Lower YD Zone
Lower Boundary Zone
5000 L
4000 L
3000 L
Exploration Area
33
2007 Start
32
In progress
31
In progress
29
In progress
07
08
03
06
04
12
14
10
11
19
18
15
27
28
13
23
22
24
25
17
17B
16
16C
16A
16B
01C
01D
01A
01B
01
20C
20B
20E
20D
20A
02
09
21A
26
21
1000 E
2000 E
3000 E
4000 E
5000 E
Long Section
Looking North
Mined Out Area
RPA Resources
Micon Resources
Exploration Area
Diabase Dyke
Syenite
Mafic Flow
Timiskaming Sediments
Pierce Point 2006
Hole Not Included in Resource Calculation
Hole In Progress

Table 1: Young-Davidson Gold Resources

Measured and Indicated Resources
Zone	Resource	Estimation	Tonnes	Gold		Gold
	Type	by		(zone specific cut)		(cut to 34.3 g/t)
				g/t	Ounces	g/t	Ounces
Lucky	Indicated	SWRPA[1]	788,000	3.01	76,200	3.01	76,300
L YD	Indicated	SWRPA	1,764,000	3.24	183,800	3.42	194,000
LBZ	Indicated	SWRPA	2,607,000	4.05	339,100	4.34	363,600
Total	Indicated	SWRPA	5,159,000	3.61	599,100	N/A	N/A
Underground
Open Pit[3]	Measured &	Micon[2]	6,812,000	N/A	N/A	2.13	463,960
	Indicated

Inferred Resources [4,5]
Zone	Resource	Estimation	Tonnes	Gold		Gold
	Type	by		(zone specific cut)		(cut to 34.3 g/t)
				g/t	Ounces	g/t	Ounces
Lucky	Inferred	SWRPA	431,000	4.04	55,900	4.09	56,700
LYD	Inferred	SWRPA	2,087,000	3.30	221,500	3.37	225,800
LBZ	Inferred	SWRPA	2,179,000	3.96	277,700	4.35	304,800
Total SWRPA	Inferred	SWRPA	4,697,000	3.68	555,100	N/A	N/A
Underground
UBZ[3]	Inferred	Micon	3,891,800	N/A	N/A	4.02	502,000
(Underground)
Open Pit[3]	Inferred	Micon	329,700	N/A	N/A	1.34	14,170

Notes:

1.     December 2006 Scott Wilson RPA - Northgate (SWRPA) NI 43-101 Resource Estimation is based on zone specific cutting levels. The cut grade to 34.3 g/t is for comparative purposes only with the 2004 Micon Resource Estimation.

2.     Micon Resource Estimation (Micon) in 2004, all assays cut to 34.3 g/t. Micon NI 43-101 report August 18, 2004, filed on SEDAR by Young Davidson Mines Ltd.

3.     Upper Boundary Zone (UBZ) and Open Pit Resource Estimations will be updated with a methodology consistent with the rest of the property at the time of the next Resource Estimation

4.     Inferred Resources are separate from Measured and/or Indicated Resources

5.     Inferred Resources should not be added to Measured and/or Indicated Resources

Mineral Resource Estimation Notes: (Scott Wilson RPA Estimation)

  Geological interpretation of the mineralized body resulted in the creation of a 3D solid based on a 1.7 g/t gold cutoff grade and a minimum horizontal thickness of three metres.
  Customized search radii lengths and orientations were developed for each lens
  Block sizes are 15.2m by 15.2 m by 7.6 m with a tonnage factor of 2.69 tonnes/m3.

  Inverse distance squared was used for grade interpolation
  Within the 3D mineralization solid, no selectivity as to grade was applied, as this is a potential bulk underground mining scenario.
  Zone specific cutting levels were applied based on the statistics of each zone. The gold cutting levels for the LBZ, LYD and Lucky zones are 20.6 g/t, 13.7 g/t. and 17.1 g/t. respectively.
  The deposit is relatively insensitive to cutting levels as the zone specific cutting levels reduce the overall total ounces by an average of 11% compared to uncut gold values and a cutting level of 34.3 g/t Au reduces the overall total ounces by 6% compared to an uncut resource estimation.

Assay Results from Hole 27

Previously unreported drill hole YD-06-27 (Tables 2 and 3,) targeted an area 300 metres below the Lucky Zone and between the LBZ and LYD zones. This hole intersected a new zone assaying 7.06 g/t gold over 18.3 metres core length. This intersection occurs in a different rock type, siliceous pyritic sediments as opposed to normal syenite host. This zone is consistent in grade and correlates with lower-grade intersections in historic drill holes closer to surface. This is of considerable interest as this zone represents a new exploration target in this and other areas of the property.

Table 2 - Assay Results from Hole 27

Hole	From	To	Core	Core	TRUE	Au	Au
							(Cut to
ID			Length	Length	Thickness	Uncut	34.28 g)
	(ft)	(ft)	(ft)	(m)	(m)	g/tonne	g/tonne
YD06-27	2240	2300	60	18.3	15.4	7.06	7.06
	2712	2745	33	10.1	6.52	2.40	2.40
	3089	3118.4	29.4	8.9	5.2	3.63	3.63
	3186	3223.2	37.2	11.3	6.7	3.80	3.80

Table 3 - Drill Hole Location

				Collar		Depth
Hole ID	Easting	Northing	Elevation	Azimuth	Collar Dip	(Feet)
YD06-27	2,375	1.075	7,920	360	-70	3,579.4

Qualified Persons

The program design, implementation, Quality Assurance/Quality Control and interpretation of the results is under the control of Northgate Minerals Corporation geological staff that includes a number of individuals who are qualified persons as defined under NI 43-101. Overall supervision of the program is by Carl Edmunds PGeo, Northgate's Manager of Exploration. A detailed explanation of QA/QC procedures and survey methodology was provided in a press release dated April 10, 2006 that is filed on SEDAR.

The Independent Qualified Person for the NI 43-101 compliant resource estimate is Luke Evans, M.Sc., P. Eng. of Scott Wilson Roscoe Postle Associates Inc. working in conjunction with Carl Edmunds and Northgate exploration staff. The NI 43-101 report on the resource estimate will be filed on SEDAR within 45 days of this press release.

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About Northgate:

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold and the Young-Davidson property in northern Ontario with a total resource base of 2.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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Note to U.S. Investors:

This Press Release uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulators, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

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Forward-Looking Statements

This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2005 Annual Report and under the heading "Risk Factors" in Northgate's 2005 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe	Mr. Jon A. Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
416-216-2772	416-216-2774